Contact

www.linkedin.com/in/steve-urciuoli-b0ab325b (LinkedIn)
faxo.com/ (Company)

Top Skills

Ruby
Ruby on Rails
Agile Methodologies

Certifications

Sun Certified Java Programmer
Microsoft Certified Professional
Microsoft Certified Solutions Developer
Oracle Certified Java SE 8 Programmer

Publications

Webinar: Deployment Case Study: Login.gov & FIDO2

Steve Urciuoli

Founder at Faxo
Chesterfield, Missouri, United States

Summary

Creator of "Faxo: The Everything App" approaching 1 million installs with 4.7 rating. Entrepreneur, Consultant, Engineer with 40 years experience and passion for creating great products and platforms. Specialties: Ruby on Rails, Dart, Flutter, JAVA, C++, Big Data, AWS Cloud Architect, React, SQL, NoSQL, Performance, Scalability, Security, Distributed Systems, Agile. Consultant for Fortune 500 companies, startups, and the US government. Owner of successful Internet consulting firm and online social media and mobile platform. AWS, JAVA, and Microsoft certified. Learning machine. Read one book per day @800 wpm.

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Experience

Faxo Inc.
Founder
January 2025 - Present (10 months)

• 2025 Launched "Faxo: The Everything App" the first US Super App approaching 1 million installs
• Pivot to clone every top 100 site: facebook, pinterest, craigslist, pof, reddit, youtube, linkedin, etc.
• 6th largest search engine in 2009: 1 billion pages indexed on a 100 node custom built linux cluster.
Ruby on Rails, Flutter, Dart, Elasticsearch, S3, WAF, Shield, OpenSearch, Bedrock, SageMaker, Generative AI, AMP, Nginx, AWS, Cloudfront, EC2, ECS, Docker, CloudFormation, RDS, SES, Elasticache, Route 53, ELB, RDS, Javascript, MySQL, Adwords, Adsense, Android, iOS, Rest APIs, OAuth, SNS, Eventbridge, MediaConvert, Ubuntu, VS Code, Android Studio, Xcode

Centers for Disease Control and Prevention
Consultant - Senior Cloud Architect
October 2022 - Present (3 years 1 month)

• Architected and implemented online search for the new modernized platform

• Open source, Elasticsearch, AWS, JAVA, React, SQL Server, Kubernetes, GraphQL, VS Code, IntelliJ

e2e Partners, Inc.
Founder and CEO
December 1999 - Present (25 years 11 months)
Chesterfield, MO

• Microsoft Certified Solutions Provider

• $1.6 million/year gross revenue; 12 consultants

• Accepted into STL VentureWorks Small Business Incubator

• Fortune 500 clients including Monsanto, AG Edwards (Wells Fargo), RGA, Maritz, FHLBC

State of Utah
Consultant - Senior Cloud Architect
October 2022 - April 2023 (7 months)

• Updated online voting system to include location based features

• Angular, REST APIs, JAVA

U.S. National Archives and Records Administration
Consultant - Senior Cloud Architect
December 2021 - November 2022 (1 year)

• Architected and implemented big data migration of legacy data to new platform

• Python, PostgreSQL, AWS, ECS

GSA
Consultant - Senior Cloud Architect
December 2017 - October 2022 (4 years 11 months)
Washington D.C. Metro Area

• A top committer to Login.gov, the open source single identity platform for the United States which provides authentication and identity proofing capabilities.

• Scaled platform from 900k+ to 60 million+ users. Implemented performance, privacy, security, and usability enhancements.

• Architected/implemented the identity proofing product including document verification and liveness checking via desktop computer and/or mobile phone.

• Architected/implemented metrics gathering, reporting (KPIs, funnels, usage), and billing platforms.

• Agency integration tech lead, onboarded applications, strategized, and made sales presentations to agencies including IRS and VA.

• Designed/implemented security key support resulting in the largest FIDO2 deployments in North America. Featured speaker at the FIDO2 Alliance.
• Ruby on Rails, Javascript, React, PostgresSQL, Redis, Ubuntu, Passenger, Nginx, Terraform, Chef, RDS, EC2, S3, IAL1, IAL2, SAML, OpenID Connect.

U.S. Small Business Administration
Senior Cloud Architect
January 2018 - January 2019 (1 year 1 month)
Washington DC-Baltimore Area

Built a complete search solution for SBA Certify using AWS, Ruby, Elasticsearch

WellCare Health Plans
Consultant
July 2013 - October 2017 (4 years 4 months)
Tampa/St. Petersburg, Florida Area

• Scaled websites to over 1 million requests per day with 99.9% uptime and ~1 sec response time
• Complete end to end performance tuning of web, reporting, nightly processing.
• Orders of magnitude speed improvements, resource reduction, stability. Handles 10 mil req/day.
• Created new portal significantly ahead of schedule and under budget (original 6 month contract)
• Agile multi-team player consistently delivering robust solutions on time across the organization
Ruby on Rails, Web Services, Rubymine, Memcached, Oracle, MySQL, SQL Server, Passenger, AngularJS, JQuery, Javascript, SAML, SSO, Forum Sentry, Active Directory, Sharepoint, Sencha Ext JS, SOAP, REST, Redhat, Ubuntu, Pega IAC, HP Agile Manager, Nagios, New Relic, Informatica

AT&T
Consultant
February 2013 - September 2013 (8 months)
Greater St. Louis Area

• Gold Certified Scrum Team
• End to end performance tuning the iCD-t web application for simulating Interface Agreements.
Java Enterprise Edition, Architecture, High Performance, Spring, Oracle, Web Services, SOAP, REST, WSDL, JMS, XML, Agile Methodologies, Rally, JBoss,

Javascript, Dojo, Maven, Hibernate, DevOps, Jenkins, JMeter, Bugzilla, Continuous Integration, Patent Pending

Webvanta Inc.
Consultant
February 2013 - May 2013 (4 months)

Ruby on Rails, Architecture, High Performance, NoSQL, Amazon Web Services

Wells Fargo Advisors
Consultant
July 1995 - April 2006 (10 years 10 months)
AG Edwards & Sons

• Microsoft Certified Solutions Developer
• Myself and my employees consistently delivered on deadlines for multiple departments
• Saved client $1 million by creating a custom report management solution in 2 weeks
• Created full stack solutions for dozens of financial services related projects
J2EE, Visual Studio, MFC, C/C++, STL, ATL, COM/OLE/ActiveX, PL/SQL, Stored Procedures, Sybase, Oracle, IIS, .NET, BoundsChecker, Purify, PERL, KSH, BSH, Bash, DCOM, HP-UX, Weblogic

Maritz
Consultant
October 2000 - April 2004 (3 years 7 months)

• Sun Certified Java Programmer for the JAVA 2 Platform Feb 14, 2000
• Delivered full eCommerce solution in one month using Microsoft Commerce Server.
• Myself and 6 of my employees created the Maritz Sales Incentives Manager
• Agile/Extreme programming methodology.
Java, J2EE, Servlets, JSP, JNDI, JMS, JDBC, JavaMail, XML, XSL, XMLC, struts, log4j, ant, JUnit, fop, Oracle, Quartz, Castor, MQSeries, Visual Age, IBM WebSphere Studio, Websphere MQ, Apache, Tomcat

Sirsi Corporation
Consultant
1998 - October 2000 (2 years)
Data Research Associates

• Created new application to manage periodicals for libraries

Microsoft Visual C++, MFC, STL, Solaris, Objectstore, CORBA

bioMerieux
Software Development Engineer
November 1989 - July 1995 (5 years 9 months)

C/C++, UNIX, AIX, Sybase, KSH, BSH, Bash

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Education

Boston University

BS, Electrical Engineering · (1985 - 1989)

Boston University

BA, Computer Science · (1985 - 1989)